Exhibit 99.1

PNI Digital Media and Office Depot Announce Deal to Use PNI Digital Media Platform

August 8th, 2013, Vancouver, Canada — PNI Digital Media (TSX: PN) (OTCQB: PNDMF), (“PNI” or “the Company”) announced today it has signed a definitive three year agreement with Office Depot.  Office Depot will use the PNI platform as part of its Copy and Print Depot services to direct chain wide orders for production in store and to offsite print locations.  The Company expects to connect the PNI Platform to the over 1,100 Office Depot Copy & Print locations before the 2013 holiday season.

About PNI Digital Media
The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.
Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Cameron Lawrence PNI Digital Media 604-893-8955 ext. 229 ir@pnimedia.com	James Binckly TMX Equicom 416-815-0700 ext. 228 jbinckly@tmxequicom.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are property of their respective owners.